Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Versum Materials, Inc.:

We consent to the incorporation by reference of our report dated July 22, 2016, with respect to the combined balance sheets of Air Products and Chemicals, Inc. (Air Products) Electronics Materials business, (collectively Versum Materials, LLC) as of September 30, 2015 and 2014, and the related combined income statements, combined comprehensive income statements, combined statements of cash flows, and the combined statements of changes in Air Products’ invested equity and noncontrolling interests for each of the years in the three-year period ended September 30, 2015, which report appears in the registration statement on Form 10 of Versum Materials, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 30, 2016